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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number 0-18760

                               UNILENS VISION INC.
                 (Translation of Registrant's Name Into English)

                             1910-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [ ].

Enclosure: Press Release dated February 23, 2005.

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        UNILENS VISION INC.
                                                          (Registrant)
Date  February 23, 2005
                                                        By     Alfred W. Vitale
                                                               ----------------
                                                        Name:  Alfred W. Vitale
                                                        Title: President

       UNILENS VISION ACQUIRES AQUAFLEX(R) AND SOFTCON(R) EW PRODUCT LINES
                                FROM CIBA VISION

    LARGO, Fla., Feb. 23 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI) today announced that Unilens Corp., USA (Unilens), the wholly owned subsidiary of Unilens Vision Inc., has acquired the Aquaflex and Softcon EW soft contact lens product lines from CIBA Vision Corporation, the eye care unit of Novartis AG (NYSE: NVS).

    "We are excited about teaming up with CIBA Vision, a global leader in contact lens technology, on the acquisition of the Aquaflex and Softcon product lines," stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. "The acquired product lines currently generate approximately 1 million dollars in annual revenues, and we will aggressively market the lenses through our Lombart lens division. This acquisition, along with last year's acquisition of the LifeStyle brand, and the recent launch of the C-Vue55 Toric Multifocal, illustrate Unilens' commitment to expand its market share among eye care professionals throughout the U.S."

    The products acquired consist of an extended wear conventional spherical lens (Softcon EW) and a daily wear conventional lens (Aquaflex) that will be marketed and distributed by the Lombart lens division of Unilens Corp., USA under the existing product brand names.

    Under the terms of the agreement, Unilens will acquire from CIBA Vision all inventory, trademarks, regulatory approvals, and various other assets for the Aquaflex and Softcon product lines. Unilens will pay CIBA Vision a royalty on all future non-inventory sales of the acquired product lines over the next five years. In addition, Unilens entered into a supply agreement with CIBA Vision for Softcon EW contact lenses for the next 18 months. Unilens will manufacture the Aquaflex and within 18 months, the Softcon EW product lines at its Largo Florida headquarters and manufacturing facility.

    Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue(TM), Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" as well as the TSX Venture Exchange under the symbol "UVI".

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                    For more information, please contact:
          Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             02/23/2005
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com /
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